SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          	SIPEX CORPORATION
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    829909100
                                    ---------
                                 (CUSIP Number)

                              Guy Lavergne, ESQ.
                              2051 Bordelais
                              St-Lazare
                              Quebec, Canada
                              J7T 3C6
                              (514)910-7631
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 February 18, 2004
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


- --------

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ALONIM INVESTMENTS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO*
               * Line of credit with broker, CIBC Wood Gundy
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES

BENEFICIALLY                    12,749,200
 OWNED BY                   See Footnote (1)
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               12,749,200
                            See Footnote (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     12,749,200   See Footnote (1)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X
                                 See Footnote (2)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     38.8 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
==============================================================================

(1) This number includes the 4,600,000 shares of common stock to be issued to Rodfre Lending LLC, as a result of the conversion of the two Convertible Secured Notes. Out of the 12,749,200 shares, 8,149,200 are held indirectly through wholly owned affiliate Rodfre Holding LLC and 4,600,000 are held indirectly through wholly owned affiliate Rodfre Lending LLC.

(2) Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934. -Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

(2.1) This proportion was calculated based upon a denominator of 32,857,000 outstanding shares, being the sum total of the 28,257,000 shares currently outstanding, and the 4,600,000 shares to be issued to Rodfre Lending LLC, as a result of the conversion of the two Convertible Secured Notes.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBMILCO HOLDINGS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY         - 12,749,200 -  See Footnote (3)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                     - 12,749,200 -  See Footnote (3)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 12,749,200 - See Footnote (3)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               See Footnote (4)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     38.8 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

3. These are the same shares as reported by Alonim Investments Inc.

4. Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBERT G. MILLER
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 12,749,200 -
 OWNED BY
   EACH                         See Footnote (5)
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 12,749,200 -

                                See Footnote (5)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 12,749,200 -  See Footnote (5)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               See Footnote (6)

- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    38.8 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================
5 - These are the same shares as reported by Alonim Investments Inc.

6 - Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Rodney H. Miller
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, AF

- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING

PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 350,000 See Footnote (7) -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 300,000 See Footnote (7) -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 250,000 -

- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X/

               See Footnote (8)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0,77 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
==============================================================================

7 - Rodney H. Miller and MJM Publicity Ltd., through holding companies, hold respectively 71.43% and 28.57% of the voting stock of the parent company of Joie Investment Holding LLC, which holds these 350,000 shares of the Issuer. They have joint disposition and voting power over these shares.

8 - Excludes shares beneficially owned by Alonim Investments Inc. and MJM Publicity Ltd. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Rodney H. Miller does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Alonim Investments Inc. (including securities held through affiliates Rodfre Holding LLC and Rodfre - Lending LLC) and MJM Publicity Ltd.

==============================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MJM Publicity LTD.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 350,000 See Footnote (9) -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 350,000 See Footnote (9) -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     100,000
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X

               See Footnote (10)

9 - Rodney H. Miller and MJM Publicity Ltd., through Joie Investment Holding LLC, hold respectively 2/3 and 1/3 voting power and dispositive power over these 300,000 shares of the Issuer.

10 - Excludes shares owned by Alonim Investments Inc. and Rodney H. Miller. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, MJM
Publicity Ltd. does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Rodney H. Miller, and Alonim
Investments Inc. (including securities held through affiliates
Rodfre Holding LLC and Rodfre - Lending LLC.)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.31 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
Item 1.  Security and Issuer

         This Amendment no. 4 to the Reporting Persons' (as defined in Item 2)
Schedule 13D relates to the shares of common stock of Sipex Corporation, a Delaware corporation (the "Company"). The Company's registered office is located at 233 South Hillview Drive, Milpitas, CA 95035, Tel: 408 934-7500,
Fax: 408 935-7600


Item 2.  Identity and Background

         This Amendment is being filed by Alonim Investments Inc.

(acting on its own behalf and on behalf of its wholly owned affiliates Rodfre Investments Inc., Rodfre Lending LLC, and Rodfre Holding LLC), by Robmilco Holdings Ltd., by Robert G. Miller; and by MJM Publicity LTD. and Rodney H. Miller (the latter acting on their own behalf and on behalf of Joie Investment Holding LLC) (each, a "Reporting Person" and collectively, the "Reporting Persons").

         All information concerning the Reporting Persons remains as reported in the Schedule 13D/A filed by the Reporting Persons on January 5, 2004.


Item 3.  Source and Amount of Funds or Other Consideration

        Remains as reported on Schedule 13D/A.


Item 4.  Purpose of Transaction


	Remains as reported on Schedule 13D (as modified by Schedule 13D/A).


Item 5.  Interest in Securities of the Issuer

(a) As of February 26, 2004, Alonim Investments Inc. owned beneficially 12,749,200 shares of the common stock of the Issuer which constitutes approximately 38.80 % of the Common Stock outstanding, through its wholly owned affiliates Rodfre Holding LLC and Rodfre Lending LLC.

	 As of February 26, 2004, Alonim Investments Inc. also owned beneficially a warrant to purchase up to 900,000 shares of the common stock of the Issuer (the <Warrant>), through Rodfre Holding LLC.

	 As of February 26, 2004, Alonim Investment Inc.'s wholly owned affiliate Rodfre Lending LLC exercised its conversion rights pursuant to (a) a 5.75% $12 Million Secured Convertible Note, by converting the same into 1,600,000 shares of the common stock of the Issuer; and (b) a 1.5% $10.56 Million Secured Convertible Note, by converting the same into 3,000,000 shares of the common stock of the Issuer.

         As of February 26, 2004, Robert G. Miller had no direct beneficial ownership of the Common Stock outstanding. His only indirect beneficial ownership is as reported by Alonim Investments Inc.

         As of February 26, 2004, Robmilco Holdings Ltd. had no direct beneficial ownership of the Common Stock outstanding. Its only indirect beneficial ownership is as reported by Alonim
         Investments Inc.

	 As of February 26, 2004, MJM Publicity Ltd. owned beneficially 100,000 shares, of the common stock of the Issuer (through a 28.57% interest in Joie Investment Holding LLC) which constitutes approximately 0.31 % of the Common Stock of the Issuer outstanding.

	 As of February 26, 2004, Rodney H. Miller owned beneficially 250,000 shares, of the common stock of the Issuer (through a 71.43% interest in Joie Investment Holding LLC) which constitutes approximately 0.77 % of the Common Stock of the Issuer outstanding.

(b) Alonim Investments Inc. (through its wholly owned affiliate Rodfre Holding LLC) has the sole power to vote and to dispose of the 8,149,200 shares of common stock held in Rodfre Holding LLC's name and the 4,600,000 shares of common stock held in Rodfre Lending LLC's name. Mr. Miller, the sole director and president of Alonim Investments Inc., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Issuer owned by Alonim Investments Inc. as a result of his management position with Alonim Investments Inc.

	 MJM Publicity Ltd. and Rodney H. Miller have the joint power to vote and to dispose of the 350,000 shares of the common stock of the Issuer held in the name of Joie Investment Holding
	 LLC. Mrs. Margaret J. Miller, the sole director and president of MJM Publicity Ltd., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Issuer owned by MJM Publicity Ltd. as a result of her management position with MJM Publicity Ltd.

	 All of the foregoing figures are calculated based upon a number of outstanding shares, which includes the 4,600,000 shares of common stock to be issued as a result of the conversion of the two Convertible Secured Notes.

(c) Over the course of the past 60 days, Alonim Investments Inc. has indirectly acquired 4,600,000 shares of the common stock of the Issuer as a result of the conversion of the aforementioned two Convertible Secured Notes, by its affiliate, Rodfre Lending LLC. The foregoing conversion took place pursuant to the transactions reflected in the Modification Agreement dated as of December 23, 2003, as previously reported on Schedule 13D/A.

	 Over the course of the past 60 days, Rodney H. Miller acquired an aggregate of 50,000 shares of the common stock of the Issuer as a result of several smaller transactions, which all took place on the NASDAQ exchange on Monday, February 23, 2004. All such transactions were effected through Joie Investment Holding LLC. The particulars of these purchases are as follows:

	 Over the course of the past 60 days, MJM Publicity Ltd. has neither disposed of nor acquired any securities of the Issuer.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Shares owned by the Reporting Persons.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

	 Remains as reported on Schedule 13D/A on January 5, 2004.

Item 7.  Materials to be Filed as Exhibits

         Exhibit A - Conversion Notice, in respect of the $12 Million
	 5.75 % Convertible Secured Note.

	 Exhibit B - Conversion Notice, in respect of the $10.56 Million
	 1.5 % Convertible Secured Note.



Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2004                Alonim Investments Inc.

                                         /s/ Guy Lavergne, ESQ.
                                        --------------------------
                                         Guy Lavergne, Attorney






                Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2004                   Robmilco Holdings Inc.



                                            /s/ Guy Lavergne, ESQ.
                                            -------------------------
                                             Guy Lavergne, Attorney

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2004                   Robert G. Miller



                                            /s/ Guy Lavergne, ESQ.
                                            ---------------------------
                                             Guy Lavergne, Attorney
		Signature

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2004                   MJM Publicity Ltd.



                                             /s/ Guy Lavergne, ESQ.
                                           ---------------------------
                                             Guy Lavergne, Attorney
		Signature

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2004                   Rodney H. Miller



                                             /s/ Guy Lavergne, ESQ.
                                           ---------------------------
                                             Guy Lavergne, Attorney
		Signature


---------------------------------------------------------------------------

                           Index of Exhibits


Exhibit - A - Conversion Notice, in respect of the $12 Million 5.75 % Convertible Secured Note.

Exhibit - B - Conversion Notice, in respect of the $10.56 Million 1.5 % Convertible Secured Note.


---------------------------------------------------------------------------

                               Exhibit A

Sipex Corporation
233 South Hillview Drive
Milpitas, CA 95035

Attention:  Mr. Phil Kagel, Chief Financial Officer

Re:  5.75% Convertible Secured Note Due 2007 (Security)



CONVERSION NOTICE



The undersigned holder of this Security hereby irrevocably exercises the Conversion Rights granted pursuant to the Security and does hereby convert the entire $12,000,000.00 capital amount of the Security into Common Stock of Sipex Corporation in accordance with the terms of the Security and the Modification Agreement dated as of December 23, 2003, and directs that such shares be delivered to and be registered in the name of the undersigned.


					Dated:	February 18, 2004


					RODFRE LENDING, LLC
					(US TAX IDENTIFICATION # 47-0935668)



					By:
						Bernard Betts
						Director and Secretary


---------------------------------------------------------------------------


				Exhibit B


Sipex Corporation
233 South Hillview Drive
Milpitas, CA 95035

Attention:  Mr. Phil Kagel, Chief Financial Officer

Re:  1.5% Convertible Secured Note Due June 2007 (Security)



CONVERSION NOTICE



The undersigned holder of this Security hereby irrevocably exercises the Conversion Rights granted pursuant to the Security and does hereby convert the entire $10,560,000.00 capital amount of the Security into Common Stock of Sipex Corporation in accordance with the terms of the Security and the Modification Agreement dated as of December 23, 2003, and directs that such shares be delivered to and be registered in the name of the undersigned.


					Dated:	February 18, 2004


					RODFRE LENDING, LLC
					(US TAX IDENTIFICATION # 47-0935668)



					By:
						Bernard Betts
						Director and Secretary